Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Appoints Dr. Julie Cherrington to Board of Directors

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (January 7, 2008). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) today announced that Dr. Julie Cherrington, President of Phenomix Corporation, has joined the company’s Board of Directors. Dr. Cherrington is an experienced senior executive with an outstanding record in research management, clinical development and corporate activities, with more than 25 years experience in research, biotechnology, and the pharmaceutical industry.

As President of Phenomix, Dr. Cherrington has strategic and operational responsibility for research and development at the discovery, pre-clinical and clinical stages. In addition to guiding Phenomix’ assets through clinical trials Dr. Cherrington plays a lead role in corporate activities including financing, corporate and business development. Prior to joining Phenomix in 2003, Dr. Cherrington was Vice-President of pre-clinical and clinical research at SUGEN, a Pfizer company, and before that held a range of positions of increasing responsibility at Gilead Sciences.

“We are delighted to welcome Julie to the Board of Directors" said Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex. “Following the presentation of positive clinical data for omacetaxine mepesuccinate at the American Society of Hematology (ASH) meeting in December the company is focussed on progression toward FDA submission. Julie’s expertise across all stages of the development process will be invaluable for us and we look forward to accessing her skills across the organization.”

Dr. Cherrington said it is a very exciting stage to be joining ChemGenex. “In addition to the anticipated completion of clinical trials and regulatory submission for omacetaxine there are a number of earlier stage clinical and pre-clinical assets that are very promising. Working with management and my fellow Directors we hope to realize the value within these assets.”

About ChemGenex Pharmaceuticals Limited	(http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) where it has demonstrated single-agent efficacy against drug-resistant disease, as well as synergistic activity with the leading marketed compound. ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

ChemGenex Appoints Dr. Julie Cherrington to Board of Directors

Contacts

ChemGenex Information
Dr. Greg Collier
CEO and Managing Director
Cell (Australia): +61 419 897 501
Cell (USA): +1 650 200 8145
Email: gcollier@chemgenex.com

Media Relations – Australia	Media Relations - USA
Daniella Goldberg	Joan Kureczka +1 415 821 2413
Buchan Consulting	Ellen M. Martin +1 510 832 2044
Tel: +61 2 9237 2803	Kureczka/Martin Associates
Cell: +61 416 211 067	Email: Jkureczka@comcast.net
Email: dgoldberg@bcg.com.au

Investor Relations - Australia	Investor Relations - USA
Sabrina Antoniou	Dan Klein
Blueprint Life Science Group	Blueprint Life Science Group
Tel: +61 (0) 400 788 277	Tel: +1 415 375 3340 XT 2024
Email: santoniou@bplifescience.com	Email: dklein@bplifescience.com

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com  ABN 79 000 248 304